(Excerpt Translation)

November 20, 2014

Toyota Motor Corporation

1, Toyota-cho, Toyota City, Aichi Prefecture

Report on Number of Listed Shares

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in October 2014 (the “Current Month”).

1.	Summary

Number of listed shares as of the end of the preceding month	3,417,997,492 shares
Total number of shares changed during the Current Month	0 shares
(out of which, as a result of exercise of stock acquisition rights)	(0 shares	)
(out of which, as a result of other reasons)	(0 shares	)
Number of listed shares as of the end of the Current Month	3,417,997,492 shares

2.	Stock acquisition rights exercised

<Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights>

(1)	Number of shares

	Total number of shares delivered during the Current Month	(out of which, number of newly issued shares)		(out of which, number of shares transferred from treasury shares)
6th series	0 shares	(0 shares	)	(0 shares	)
7th series	24,700 shares	(0 shares	)	(24,700 shares	)
8th series	32,500 shares	(0 shares	)	(32,500 shares	)
9th series	27,200 shares	(0 shares	)	(27,200 shares	)

(2)	Exercise price

	Aggregate exercise price during the Current Month	(out of which, aggregate amount of newly issued shares)	(out of which, aggregate amount of shares transferred from treasury shares)
6th series	JPY 0	(JPY 0)	(JPY 0)
7th series	JPY 115,645,400	(JPY 0)	(JPY 115,645,400)
8th series	JPY 135,005,000	(JPY 0)	(JPY135,005,000)
9th series	JPY 85,761,600	(JPY 0)	(JPY 85,761,600)